Exhibit

[G Willi Food International Ltd LOGO]                                       NEWS
--------------------------------------------------------------------------------


CONTACT:
Gil Hochboim, CFO
(+972) 8-932-2233
gil@willi-food.co.il

                                                           FOR IMMEDIATE RELEASE


          G. WILLI-FOOD REPORTS RESULTS FOR Q3 2005 AND DECLARES A CASH
                         DIVIDEND OF US$ 0.12 PER SHARE
                -- NET PROFIT UP 52% WITH 26.5% GROSS MARGINS --

YAVNE, ISRAEL - NOVEMBER 21, 2005 -- G. WILLI-FOOD INTERNATIONAL LTD. (NASDAQ:
WILCF) (the "Company") today announced financial results for the third quarter and nine months ended September 30, 2005, and declares a cash dividend of US$
0.12 per share.

FINANCIAL RESULTS

Revenues for the quarter ended September 30, 2005 increased by 2% to NIS 41.2 million (US$ 9.0 million) from NIS 40.5 million in the third quarter of 2004. Gross margins for the quarter ended September 30, 2005 were 26.5% compared to 21.8% in the third quarter of 2004. Net income for the quarter ended September 30, 2005 was NIS 3.6 million (US$ 0.8 million), or NIS 0.41($ 0.09) per share, an increase of 52% compared to NIS 2.3 million in the third quarter of 2004.

Revenues for the first nine months of 2005 were NIS 120.7 million (US$ 26.2 million) compared to NIS 130.8 million in the parallel period of 2004. Gross margins for the nine months ended September 30, 2005 were 25.0% compared to 22.8% in the first nine months of 2004. Net income for the first nine months of 2005 was NIS 6.6 million (US$ 1.4 million), or NIS 0.77 (US$ 0.17) per share, reflecting a one-time reserve of NIS 4.0 million taken during the second quarter of 2005. This reserve was taken with respect to the Company's estimated exposure to the collapse of Clubmarket Marketing Chains, Ltd. ("Clubmarket"), Israel's third largest supermarket chain. Net income for the first nine months of 2004 was NIS 8.1 million.

CASH DIVIDEND

On November 21, 2005, the Board of Director of the Company declared a cash dividend of US$ 0.12 per share payable to its shareholders of record as of January 11, 2006. The cash dividend will be paid at January 25, 2006.

COMMENTS OF MANAGEMENT

Mr. Zvi Williger, President and COO of the Company, commented, "We are pleased to deliver a moderate increase in sales for the third quarter with a significant increase in gross margins, operating margins and net margins, translating into a 52% rise in our profit for the quarter. This reflects the market's strong response to the new, higher-margin products that we have been introducing into the Israeli market, together with the contribution of our ongoing efficiency efforts. To drive our future growth, we are expanding our institutional sales effort and continue adding new items to our unique selection of food products. In parallel, we continue to seek out the right channels for our launch into the high-potential U.S. and European food markets.

The Board of Directors of the Company has elected to declare the Company's first-ever cash dividend, of approximately 4% of its share price, in light of the strong financial results for the Company for the three months and nine months ended September 30, 2005."

                                       ###

G. Willi-Food International is one of Israel's largest food importers and a single-source supplier of one of the world's most extensive ranges of quality kosher food products. It currently imports, markets and distributes more than 400 food products manufactured by some 100 top-tier suppliers throughout the world to more than 1,000 customers. The Company excels in identifying changing tastes in its markets and sourcing high-quality kosher products to address them.

Except for historical information contained herein, the matters set forth in this press release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, competition, changing economic conditions and other risk factors detailed in the Company's SEC filings.

NOTE A: CONVENIENCE TRANSLATION TO DOLLARS

The convenience translation of New Israeli Shekels (NIS) into U.S. dollars was made at the rate of exchange prevailing at September 30, 2005: U.S. $1.00 equals NIS 4.598. The translation was made solely for the convenience of the reader.

                        G. WILLI-FOOD INTERNATIONAL LTD.

                      CONDENSED CONSOLIDATED BALANCE SHEETS

                                                SEPTEMBER 30,   DECEMBER 31,  SEPTEMBER 30,   DECEMBER 31,
                                                   -------        -------        -------        -------
                                                   2 0 0 5        2 0 0 4      2 0 0 5 (*)    2 0 0 4 (*)
                                                   -------        -------        -------        -------
                                                            NIS                        US DOLLARS
                                                   ----------------------        ----------------------
                                                                   I N  T H O U S A N D S
                                                   ----------------------------------------------------
      ASSETS

CURRENT ASSETS

    Cash and cash equivalents                       41,065         55,831          8,931         12,142
    Marketable securities                            2,708          1,694            589            368
    Trade receivables                               41,056         40,887          8,930          8,893
    Receivables and other current assets             8,384          1,211          1,823            263
    Inventories                                     22,144         27,139          4,816          5,902
                                                   -------        -------        -------        -------
       TOTAL CURRENT ASSETS                        115,357        126,762         25,089         27,568
                                                   -------        -------        -------        -------

 PROPERTY AND EQUIPMENT, NET                        15,644          3,036          3,402            660
                                                   -------        -------        -------        -------

 OTHER ASSETS, NET                                      86             63             19             14
                                                   =======        =======        =======        =======
                                                   131,087        129,861         28,510         28,242
                                                   =======        =======        =======        =======

LIABILITIES AND SHAREHOLDERS'
      EQUITY

CURRENT LIABILITIES
   Payables:
      Short term bank credit and other                   2          2,489              -            542
      Trade payables                                14,000         19,066          3,045          4,147
      Related parties                                1,844          2,557            401            556
      Other and accrued expenses                     9,419          6,664          2,048          1,449
                                                   -------        -------        -------        -------
      TOTAL CURRENT LIABILITIES                     25,265         30,776          5,494          6,694
                                                   -------        -------        -------        -------

LONG TERM LIABILITIES
    Accrued severance pay                              286            185             63             40
                                                   -------        -------        -------        -------

SHAREHOLDERS' EQUITY
      Ordinary shares NIS 0.10 par value
         (authorized - 50,000,000 shares,
         Issued and outstanding - 8,615,000
         shares                                      1,503          1,502            327            326
      Additional paid-in capital                    19,704         19,704          4,285          4,285
         Retained earnings                          84,329         77,694         18,342         16,897
                                                   -------        -------        -------        -------
                                                   105,536         98,900         22,954         21,508
                                                   =======        =======        =======        =======
                                                   131,087        129,861         28,511         28,242
                                                   =======        =======        =======        =======


(*)  Convenience translation into U.S. dollars .

                        G. WILLI-FOOD INTERNATIONAL LTD.

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                          NINE MONTHS                     THREE MONTHS               NINE MONTHS     THREE MONTHS
                                  --------------------------        --------------------------        ---------        ---------
                                                        ENDED SEPTEMBER 30                                 ENDED SEPTEMBER 30
                                  ------------------------------------------------------------        --------------------------
                                   2 0 0 5          2 0 0 4          2 0 0 5          2 0 0 4         2 0 0 5 (*)     2 0 0 5 (*)
                                  ---------        ---------        ---------        ---------        ---------        ---------
                                                               NIS                                             US DOLLARS
                                  ------------------------------------------------------------        --------------------------
                                                     I N  T H O U S A N D S (EXCEPT PER SHARE AND SHARE DATA)
                                  ----------------------------------------------------------------------------------------------
  Sales                             120,654          130,789           41,184           40,476           26,241            8,957

  Cost of sales                      90,577          101,006           30,283           31,654           19,699            6,586
                                  ---------        ---------        ---------        ---------        ---------        ---------

     GROSS PROFIT                    30,077           29,783           10,901            8,822            6,542            2,371
                                  ---------        ---------        ---------        ---------        ---------        ---------

  Selling expenses                   10,899           11,532            3,800            2,946            2,370              826

 General and
   administrative expenses            7,431            6,997            2,564            2,350            1,616              558

   Bad debts-Clubmarket               4,000                -                -                -              870                -
                                  ---------        ---------        ---------        ---------        ---------        ---------

Total operating
     expenses                        22,330           18,529            6,364            5,296            4,856            1,384
                                  ---------        ---------        ---------        ---------        ---------        ---------

     OPERATING INCOME                 7,747           11,254            4,537            3,526            1,686              987

 Financial income, net                2,137              902              741              208              465              161

 Other income                            35               34                -                -                8                -
                                  ---------        ---------        ---------        ---------        ---------        ---------

  Income before taxes
     on income                        9,919           12,190            5,278            3,734            2,159            1,148

  Taxes on income                     3,283            4,124            1,715            1,390              714              373
                                  ---------        ---------        ---------        ---------        ---------        ---------

  NET INCOME                          6,636            8,066            3,563            2,344            1,445              775
                                  =========        =========        =========        =========        =========        =========

Earnings per share data:

Earnings  per share:
   Basic                               0.77             0.94             0.41             0.27             0.17             0.09
                                  =========        =========        =========        =========        =========        =========
   Diluted                             0.77             0.94             0.41             0.27             0.17             0.09
                                  =========        =========        =========        =========        =========        =========

Shares used in computing
basic and diluted earnings
per ordinary share:               8,615,000        8,595,000        8,615,000        8,615,000        8,615,000        8,615,000
                                  =========        =========        =========        =========        =========        =========


(*)  Convenience translation into U.S. dollars .